Financial Highlights
As at and for the three months ended March 31
(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	2006	2005	% Change

Net income	$950	$800	19
Loss attributed to participating policyholders	(6)	(1)	—

Net income attributed to shareholders	$956	$801	19
Preferred share dividends	(7)	(1)	—

Net income available to common shareholders	$949	$800	19

Premiums and deposits:
Life and health insurance premiums	$3,552	$3,466	2
Annuity and pension premiums	1,123	805	40
Segregated funds deposits	9,706	7,433	31
Mutual fund deposits	2,621	2,288	15
ASO premium equivalents	575	527	9
Other fund deposits	365	400	(9)

Total premiums and deposits	$17,942	$14,919	20

Funds under management:
General fund	$167,268	$168,545	(1)
Segregated funds	151,204	120,509	25
Mutual funds	36,736	34,192	7
Other funds	30,438	26,638	14

Total funds under management	$385,646	$349,884	10

			% of Total	% of Total
Capitalization:			2006	2005
Long-term debt	$2,553	$2,902	9	10
Liabilities for preferred shares and capital instruments	1,911	1,940	7	7
Non-controlling interest in subsidiaries	203	142	1	—
Equity
Participating policyholders’ equity	151	149	1	1
Shareholders’ equity
Preferred shares	638	344	2	1
Common shares	14,503	14,593	49	51
Contributed surplus	82	98	—	—
Retained earnings and currency translation account	9,240	8,459	31	30

Total capital	$29,281	$28,627	100	100

Selected key performance measures:
Basic earnings per common share	$1.20	$0.99
Diluted earnings per common share	$1.19	$0.98
Return on common shareholders’ equity (annualized)	16.3%	14.1%
Book value per common share	$30.15	$28.84
Common shares outstanding (in millions)
End of period	790	803
Weighted average — basic	792	806
Weighted average — diluted	800	814

Manulife Financial Corporation – 2006 Q1 Report	1

Message To Shareholders
Manulife Financial Corporation reported record first quarter earnings of $956 million
Record premiums and deposits of $17.9 billion increased 20 per cent over the same period last year

Manulife Financial Corporation reported record shareholders’ net income of $956 million for the first quarter of 2006, an increase of 19 per cent from one year ago. Earnings per common share were $1.20, a 21 per cent increase compared to the first quarter of 2005. In addition, the Company’s return on common shareholders’ equity was 16.3 per cent, up 223 basis points from the first quarter in 2005.
The first quarter results represent an exceptional start to the year. Manulife has again reported record top and bottom line results and all segments contributed to the strong results. Of note, sales levels were particularly strong across the organization in both our wealth management and insurance businesses.
Total premiums and deposits were $17.9 billion, an increase of 20 per cent above the first quarter of 2005. Sales growth was broadly based, with specific highlights as follows:
•	John Hancock Life Insurance sales of US$185 million, up 78%

•	John Hancock Variable Annuities sales of US$2.4 billion, up 61%

•	John Hancock Mutual Funds deposits of US$2.1 billion, up 49%

•	Canada Group Savings & Retirement Solutions sales of $342 million, up 92%

•	Japan Variable Annuities sales of US$1.1 billion, up 25%
Earnings continued to benefit from both the strong growth in in-force business and higher levels of new sales. In addition, a continued focus on expense management in a fast growth environment contributed positively to the first quarter’s results.
In the first quarter, earnings also benefited from favourable investment and credit experience and increased fee income due to higher levels of assets under management versus one year ago. Offsetting earnings growth to some extent was less favourable claims experience and the negative impact of currency movements over the year.
As at March 31, 2006 total funds under management reached $386 billion, a 10 per cent increase over levels reported one year ago. Excluding the impact of currency movements and the managed reduction within the John Hancock Institutional Fixed products segment, asset growth would have been even more substantial at 15 per cent.
OPERATING HIGHLIGHTS
•	In the United States, John Hancock Life Insurance sales increased to US$185 million, a 78 per cent increase over one year ago and a record first quarter result. Sales momentum continued from 2005 when Manulife improved its sales ranking in the U.S. universal life market to the number one position, up from number three in 2004. As well, John Hancock continued to develop and bring to market new and innovative insurance products with a new accumulation universal life product and a new accumulation variable universal life product launched in the quarter.

•	John Hancock Variable Annuities sales increased to US$2.4 billion, up 61 per cent from US$1.5 billion one year ago. During the quarter, the business refreshed its flagship optional withdrawal benefit, the Principal Plus for Life rider, available on the company’s core variable annuity product.

•	Sales of John Hancock Mutual Funds increased by 49 per cent over the first quarter of 2005 to a record level of US$2.1 billion. Net sales were also up sharply to US$779 million, more than double one year ago. Contributing to the strong sales was a reorganization and expansion of the mutual fund sales team that significantly added to the number of external wholesalers and inside salespersons. As well, the expansion of the John Hancock Mutual Fund offering has been well received in the marketplace.

Manulife Financial Corporation – 2006 Q1 Report	2

•	In Canada, momentum continued in Group Savings and Retirement Solutions with sales increasing by 92 per cent over the first quarter of 2005. The business has steadily improved its market position and in the fourth quarter ranked first in Canada for Defined Contribution sales.

•	In Japan, first quarter variable annuity sales exceeded the US$1 billion mark for the first time. Compared to the same period one year ago, variable annuity sales increased by 25 per cent to US$1.1 billion.

•	Manulife Japan continued to expand and diversify its distribution channels through the addition of three new banks and one securities firm. Manulife Japan now sells its variable annuity products through a total of 16 banks and 5 securities brokers with over 2,600 branches.

•	In China, Manulife-Sinochem received approval to open two new sales offices, increasing the number of approved licenses to 14. Since forming the country’s first foreign joint-venture life insurance company ten years ago, Manulife-Sinochem has introduced many new innovative products and, with 14 approved licenses, the company is licensed to operate in more cities than any other joint-venture life insurer in China.

•	Manulife Financial completed an offering of $300 million of non-cumulative preferred shares and issued $350 million of medium term notes. Both issuances were completed at attractive rates in the market.

•	Manulife continued to streamline its operations and in the first quarter completed the sale of First Signature Bank Trust and announced a definitive agreement to sell Independence Investments LLC.
Dominic D’Alessandro
President and Chief Executive Officer

Manulife Financial Corporation – 2006 Q1 Report	3

Key Performance Measures

Manulife Financial Corporation – 2006 Q1 Report	4

Management’s Discussion and Analysis
Financial Highlights
(unaudited)

	Quarterly Results
	1Q06	4Q05	1Q05

Shareholders’ Net Income (C$ millions)	956	908	801
Diluted Earnings per Common Share (C$)	1.19	1.13	0.98
Return on Common Shareholders’ Equity (%, annualized)	16.3	15.5	14.1
Premiums & Deposits (C$ millions)	17,942	16,184	14,919
Funds under Management (C$ billions)	385.6	372.0	349.9
Net Income
Manulife Financial Corporation shareholders’ net income for the first quarter of 2006 was $956 million, up 19 per cent from $801 million reported a year earlier. The earnings increase was due to growth in wealth management businesses, improved new business margins in U.S. Insurance and strong investments results across divisions. Partially offsetting these increases were unfavourable claims experience in U.S. Insurance and in John Hancock’s discontinued accident and health business and the negative impact of a strengthened Canadian dollar.
Diluted Earnings per Share and Return on Common Shareholders’ Equity
First quarter diluted earnings per common share of $1.19 grew by 21 per cent from $0.98 in 2005 and return on common shareholders’ equity for the three months ended March 31, 2006 was 16.3% compared to 14.1% in 2005.
Premiums and Deposits
Premiums and deposits for the quarter were $17.9 billion, up 20 per cent on a Canadian dollar basis and 28 per cent on a constant currency basis, from $14.9 billion reported a year earlier. The significant increase was driven by strong sales in wealth management products across all divisions, most notably in U.S. Wealth Management.
Funds under Management
Funds under management grew by 10 per cent or $35.7 billion to $385.6 billion as at March 31, 2006 from $349.9 billion as at March 31, 2005, primarily due to strong sales in wealth management products and the impact of rising equity markets. The increase was partially offset by the negative impact of a strengthened Canadian dollar.
Capital
Total capital was $29.3 billion as at March 31, 2006, up $0.7 billion from $28.6 billion as at March 31, 2005. Increases in capital are attributable to net income in the past 12 months, $300 million of preferred shares issued on January 3, 2006 and an increase of $100 million of long-term debt, described below, and were partially offset by shareholders’ dividends of $1,013 million, the repurchase of 18 million shares at $1,111 million, and the $870 million negative impact of the strengthened Canadian dollar over the last 12 months. On February 16, 2006, the Company exercised its right to redeem all of the outstanding $250 million subordinated debentures due February 16, 2011. On March 28, 2006, the Company issued $350 million in medium term notes, which bear interest at a fixed rate of 4.67%, payable semi-annually, and mature on March 28, 2013.
Performance by Division
U.S. Insurance

	Quarterly Results
Canadian dollars	1Q06	4Q05	1Q05

Shareholders’ Net Income (millions)	158	178	135
Premiums & Deposits (millions)	1,689	1,762	1,584
Funds under Management (billions)	58.4	57.9	57.7

Manulife Financial Corporation – 2006 Q1 Report	5

	Quarterly Results
U.S. dollars	1Q06	4Q05	1Q05

Shareholders’ Net Income (millions)	137	152	110
Premiums & Deposits (millions)	1,462	1,501	1,292
Funds under Management (billions)	50.0	49.6	47.7
•	U.S. Insurance shareholders’ net income for the first quarter of 2006 was $158 million, up 17 per cent from $135 million reported a year earlier. The earnings increase was due to favourable investment returns and improved new business profits resulting from higher margins in John Hancock Life. Higher sales in John Hancock Long Term Care and in-force business growth also contributed to the earnings increase. Partially offsetting these increases were unfavourable claims experience and the negative impact of a strengthened Canadian dollar.

•	Premiums and deposits for the quarter were $1.7 billion, up seven per cent from $1.6 billion reported in the first quarter of 2005. On a U.S. dollar basis, premiums and deposits increased by 13 per cent due to higher universal life premiums resulting from strong sales volumes in recent quarters, growth in variable universal life deposits, as well as improved sales and in-force business growth in the John Hancock Long Term Care business.

•	Funds under management were $58.4 billion as at March 31, 2006 compared to $57.7 billion as at March 31, 2005. Funds under management growth due to in-force business growth and rising equity markets, was largely offset by a large surrender in the Closed John Hancock Life Participating block during the third quarter of 2005, and the negative impact of a strengthened Canadian dollar.
U.S. Wealth Management

	Quarterly Results
Canadian dollars	1Q06	4Q05	1Q05

Shareholders’ Net Income (millions)	255	216	204
Premiums & Deposits (millions)	9,713	7,928	6,950
Funds under Management (billions)	181.4	175.7	165.6

	Quarterly Results
U.S. dollars	1Q06	4Q05	1Q05

Shareholders’ Net Income (millions)	221	184	167
Premiums & Deposits (millions)	8,413	6,758	5,664
Funds under Management (billions)	155.4	150.7	136.9
•	U.S. Wealth Management’s net income for the first quarter of 2006 was $255 million, up 25 per cent from $204 million reported a year earlier. Higher earnings in the quarter were primarily due to favourable investment results in JH Institutional Fixed and higher fee income from increased sales and higher average assets in the JH Variable Annuities, JH Retirement Plan Services and JH Mutual Funds businesses. The impact of equity market appreciation on segregated fund guarantee reserves also contributed to the strong earnings increase. Partially offsetting these increases were losses related to unfavourable claims experience in the JH Retail Fixed and JH Institutional Fixed businesses and the negative impact of a strengthened Canadian dollar.

•	Premiums and deposits for the quarter were $9.7 billion, up 40 per cent from $7.0 billion reported in the first quarter of 2005, primarily due to significant growth in segregated fund deposits in the JH Variable Annuity and JH Retirement Plan Services businesses, and growth in deposits in the JH Mutual Funds business. Variable Annuities’ premiums and deposits increased 61 per cent reflecting continued strong market acceptance of the Principal Plus For Life withdrawal benefit. JH Retirement Plan Services premiums and deposits increased 36 per cent driven by the impact of new sales and higher recurring deposits from the growing block of in-force participants. Deposits in JH Mutual Funds grew 49 per cent, primarily from higher open-end retail fund sales. JH Retail Fixed premiums also increased $0.4 billion, driven by significant Single Premium Annuity sales in the quarter.

Manulife Financial Corporation – 2006 Q1 Report	6

•	Funds under management grew by 10 per cent or $15.8 billion to $181.4 billion as at March 31, 2006 from $165.6 billion as at March 31, 2005. The increase was due to continued strong net policyholder cash flows in the JH Variable Annuities and JH Retirement Plan Services businesses. This sales growth, plus the cumulative effect of favourable equity market performance over the last twelve months, were partially offset by scheduled maturities in the Institutional Fixed business and the negative impact of a strengthened Canadian dollar.
Canadian Division

	Quarterly Results
Canadian dollars	1Q06	4Q05	1Q05

Shareholders’ Net Income (millions)	238	199	184
Premiums & Deposits (millions)	3,733	3,339	3,520
Funds under Management (billions)	71.1	69.0	62.1
•	Canadian Division shareholders’ net income for the first quarter of 2006 was $238 million, up 29 per cent from $184 million reported a year earlier. The increase was driven by continued business growth in Individual Wealth Management and favourable investment returns across the Division including the positive impact of rising equity markets on segregated fund guarantees. Improved claims experience in Individual Insurance and Affinity businesses more than offset weakening claims experience in Group Benefits. Also contributing to the earnings increase was the income impact on actuarial liabilities from revisions to investment strategies for the Group Benefits business.

•	Premiums and deposits for the quarter were $3.7 billion, up six per cent from $3.5 billion reported in the first quarter of 2005, primarily due to growth in wealth management segregated fund deposits, driven by strong sales in Group Savings and Retirement Solutions. Premiums and deposits growth was tempered by lower proprietary mutual fund sales and reduced sales of fixed rate products.

•	Funds under management grew by 14 per cent or $9.0 billion to $71.1 billion as at March 31, 2006 from $62.1 billion as at March 31, 2005. The increase was driven by continued growth in segregated fund assets attributable to net positive client cash flows and investment returns resulting from rising equity markets over the past 12 months. In addition, assets in Manulife Bank grew substantially due to the continued sales success of its loan and mortgage products.
Asia and Japan Division

	Quarterly Results
Canadian dollars	1Q06	4Q05	1Q05

Shareholders’ Net Income (millions)	162	228	159
Premiums & Deposits (millions)	2,582	2,354	2,594
Funds under Management (billions)	33.6	31.7	28.8

	Quarterly Results
U.S. dollars	1Q06	4Q05	1Q05

Shareholders’ Net Income (millions)	141	195	129
Premiums & Deposits (millions)	2,235	2,006	2,115
Funds under Management (billions)	28.8	27.2	23.8
•	Asia and Japan Division shareholders’ net income for the first quarter of 2006 was $162 million, up $3 million from $159 million reported a year earlier. Contributing to the earnings increase was growth in Japan’s variable annuity business and improved experience in the Hong Kong Life business. Included in the Japan segment was $18 million resulting from the lengthening of the portfolio duration on the Daihyaku block. These increases were largely offset by the $20 million net release of tax provisions in 2005 and the impact of the weakening yen.

Manulife Financial Corporation – 2006 Q1 Report	7

•	Premiums and deposits for the quarter were $2.6 billion, consistent with the first quarter of 2005. Growth in variable annuity sales in Japan and in wealth management products in Hong Kong were partially offset by lower mutual fund deposits in Indonesia, a result of market turmoil over the past year.

•	Funds under management grew by 17 per cent, or $4.8 billion, to $33.6 billion as at March 31, 2006 from $28.8 billion as at March 31, 2005, primarily due to variable annuity sales in Japan, increased business volumes in pension and wealth management products in Hong Kong, and the positive impact of rising equity markets. These increases were partially offset by redemptions of mutual funds in Indonesia over the past year, consistent with industry wide experience, and the impact of the weakening yen.
Reinsurance Division

	Quarterly Results
Canadian dollars	1Q06	4Q05	1Q05

Shareholders’ Net Income (Loss) (millions)	92	(29)	42
Premiums (millions)	225	249	271

	Quarterly Results
U.S. dollars	1Q06	4Q05	1Q05

Shareholders’ Net Income (Loss) (millions)	80	(24)	35
Premiums (millions)	195	212	221
•	Reinsurance Division’s net income for the first quarter of 2006 was $92 million, up $50 million from $42 million reported a year earlier. The increase in earnings was driven by favourable claims experience in the Property and Casualty reinsurance business and the positive impact of rising equity markets on segregated fund guarantees. Favourable claims results in the Property and Casualty reinsurance business were due to a downward adjustment of previously recorded hurricane losses as a result of more comprehensive claims information.

•	Premiums for the quarter were $225 million, down 17 per cent or $46 million from $271 million reported in the first quarter of 2005. On a U.S. dollar basis, premiums were down 12 per cent. The decrease was primarily due to a shift in product mix from non-traditional to traditional contracts in the Property and Casualty reinsurance business and lower in-force premiums in the International Group Program.
Corporate and Other Segment

	Quarterly Results
Canadian dollars	1Q06	4Q05	1Q05

Shareholders’ Net Income (millions)	51	116	77
•	The Corporate and Other segment is comprised of the Investment Division’s external asset management business, earnings on excess capital, the transfer of credit risk from operating divisions, changes in actuarial methods and assumptions and other non-operating events. The segment also includes the John Hancock Accident and Health operations, which primarily consist of contracts in dispute.

•	Corporate and Other segment’s net income for the first quarter of 2006 was $51 million, down 34 per cent from $77 million reported a year earlier. Contributing to the decrease this quarter were unfavorable claims experience in the John Hancock Accident and Health business and the negative impact of a stronger Canadian dollar. These decreases were partially offset by the positive earnings impact owing to changes in actuarial methods and assumptions and lower John Hancock integration expenses. In addition, the prior year quarter benefited from non-recurring income of $57 million from the wind-up of the Daihyaku estate, a business acquired in 2001, and a non-recurring charge of $40 million to cover guarantees made to clients that were referred to Portus Alternative Asset Management Inc.

Manulife Financial Corporation – 2006 Q1 Report	8

Risk Management
The Company’s risk management practices and key risk factors are outlined on pages 74 to 82 of the 2005 Annual Report. The risk factors affecting the Company remain substantially unchanged and the associated risk profile continues to be in compliance with the risk management policies approved by the Audit and Risk Management Committee of the Board of Directors.
Capital Management and Capital Adequacy
The Company’s capital management policy and related procedures are outlined on page 83 of the 2005 Annual Report.
The Company monitors and manages its consolidated capital in compliance with the Office of the Superintendent of Financial Institutions (“OSFI”) Guideline A2 — Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies, issued July 5, 2005. Consolidated available capital is measured against the risk capital metric contained in the guideline and internally established risk capital metrics. Regulatory capital adequacy is primarily managed at the insurance operating company level, rather than at the level of the ultimate holding company.
The Company’s principal Canadian operating company, The Manufacturers Life Insurance Company (“MLI”), is regulated by OSFI and is subject to OSFI’s Minimum Continuing Capital and Surplus Requirements (“MCCSR”). MLI’s MCCSR ratio as at March 31, 2006 was 224 per cent, well in excess of OSFI’s minimum level of 120 per cent and an increase of 9% from the 213% as at December 31, 2005. The key drivers affecting the ratio over the first quarter of 2006, were strong earnings and the beneficial impact of strong equity markets on required capital.
Accounting Policies
The Company’s significant accounting policies are described in note 1 of the audited consolidated financial statements on pages 100 to 102 of the 2005 Annual Report. Certain of these policies are recognized as critical as they require the Company to make estimates and assumptions about matters that are inherently uncertain and because actual results could differ from those estimates. The most significant estimation processes relate to the provisioning for asset impairment, the determination of policy liabilities, assessment of variable interest entities, determination of pension and other post-retirement obligations and expense, income taxes and impairment testing of goodwill and intangible assets as described in pages 84 to 88 of the Annual Report.
There have not been any significant changes to the Company’s accounting policies in 2006.
Quarterly Dividend
The Board of Directors approved a quarterly shareholders’ dividend of $0.35 per share on the common shares of the Company, payable on or after March 20, 2006 to shareholders of record at the close of business on February 21, 2006. A dividend of $0.25625 per share was also declared on the Non-cumulative Class A Shares Series 1 of the Company, payable on or after March 19, 2006 to shareholders of record at the close of business on February 21, 2006. A dividend of $0.29063 per share was also declared on the Non-cumulative Class A Shares Series 2 of the Company, payable on and after March 19, 2006 to shareholders of record at the close of business on February 21, 2006. A dividend of $0.23438 per share was also declared on the Non-cumulative Class A Shares Series 3 of the Company, payable on and after March 19, 2006 to shareholders of record at the close of business on February 21, 2006. A dividend of $0.38125 per share was also declared on the Non-cumulative Class A Shares Series 6 of The Manufacturers Life Insurance Company, payable on and after March 31, 2006 to shareholders of record at the close of business on March 15, 2006.
Outstanding Shares
As at May 5, 2006, the Company had 788 million common shares outstanding.
The Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited interim summary consolidated financial statements of Manulife Financial Corporation (“Manulife”) as at and for the three months ended March 31, 2006 and 2005 and audited consolidated financial statements contained in Manulife’s 2005 Annual Report. This MD&A is dated May 5, 2006.

Manulife Financial Corporation – 2006 Q1 Report	9

Forward-Looking Statements
This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Information about material factors or assumptions applied in making forward-looking statements, as well as important factors that could cause actual results to differ materially from expectations, may be found in this the body of this document as well as under “Risk Factors” in the our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent Annual Report, and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements.

Manulife Financial Corporation – 2006 Q1 Report	9A

Consolidated Statements of Operations

For the three months ended March 31
(Canadian $ in millions except per share amounts, unaudited)	2006	2005

Revenue
Premium income	$4,675	$4,271
Net investment income	2,529	2,313
Other revenue	1,021	988

Total revenue	$8,225	$7,572

Policy benefits and expenses
To policyholders and beneficiaries
Death and disability benefits	$1,503	$1,502
Maturity and surrender benefits	2,704	2,921
Annuity payments	828	856
Policyholder dividends and experience rating refunds	348	352
Net transfers to segregated funds	116	160
Change in actuarial liabilities	(615)	(1,166)
General expenses	862	934
Commissions	893	720
Interest expense	215	194
Premium taxes	65	68
Non-controlling interest in subsidiaries	6	5

Total policy benefits and expenses	$6,925	$6,546

Income before income taxes	$1,300	$1,026
Income taxes	(350)	(226)

Net income	$950	$800

Loss attributed to participating policyholders	$(6)	$(1)

Net income attributed to shareholders	$956	$801
Preferred share dividends	(7)	(1)

Net income available to common shareholders	$949	$800

Weighted average number of common shares outstanding (in millions)	792	806
Weighted average number of diluted common shares outstanding (in millions)	800	814

Basic earnings per common share	$1.20	$0.99

Diluted earnings per common share	$1.19	$0.98
The accompanying notes to consolidated financial statements are an integral part of these statements.

Manulife Financial Corporation – 2006 Q1 Report	10

Consolidated Balance Sheets

As at	March 31	December 31	March 31
(Canadian $ in millions, unaudited)	2006	2005	2005

Assets
Invested assets
Bonds	$104,452	$103,315	$105,919
Mortgages	27,845	28,008	28,904
Stocks	9,945	8,896	8,864
Real estate	5,341	5,279	4,706
Policy loans	6,191	6,120	6,871
Cash and short-term investments	7,924	9,055	6,878
Bank loans	1,909	1,806	1,548
Other investments	3,661	4,448	4,855

Total invested assets	$167,268	$166,927	$168,545

Other assets
Accrued investment income	$1,660	$1,639	$1,828
Outstanding premiums	585	735	678
Goodwill	7,509	7,501	7,347
Intangible assets	1,736	1,742	1,813
Miscellaneous	3,195	3,266	3,657

Total other assets	$14,685	$14,883	$15,323

Total assets	$181,953	$181,810	$183,868

Segregated funds net assets	$151,858	$140,361	$120,814

Liabilities and Equity
Policy liabilities	$131,564	$132,049	$136,486
Deferred realized net gains	4,574	4,476	3,820
Bank deposits	5,890	5,911	4,570
Consumer notes	2,912	2,900	2,983
Future income tax liability	1,563	1,337	1,199
Other liabilities	6,169	6,784	6,183

	$152,672	$153,457	$155,241
Long-term debt (note 6)	2,553	2,457	2,902
Liabilities for preferred shares and capital instruments	1,911	1,922	1,940
Non-controlling interest in subsidiaries	203	187	142
Equity
Participating policyholders’ equity	151	157	149
Shareholders’ equity
Preferred shares (note 7)	638	344	344
Common shares (note 7)	14,503	14,490	14,593
Contributed surplus	82	93	98
Retained earnings and currency translation account	9,240	8,703	8,459

Total equity	$24,614	$23,787	$23,643

Total liabilities and equity	$181,953	$181,810	$183,868

Segregated funds net liabilities	$151,858	$140,361	$120,814

The accompanying notes to consolidated financial statements are an integral part of these statements.

Dominic D’Alessandro	Arthur R. Sawchuk
President and Chief Executive Officer	Chairman of the Board of Directors

Manulife Financial Corporation – 2006 Q1 Report	11

Consolidated Statements of Equity

For the three months ended March 31	Participating
(Canadian $ in millions, unaudited)	Policyholders	Shareholders	2006	2005

Preferred shares
Balance, January 1	$—	$344	$344	$—
Preferred shares issued (note 7)	—	300	300	350
Issuance costs, net of tax	—	(6)	(6)	(6)

Balance, March 31	$—	$638	$638	$344

Common shares
Balance, January 1	$—	$14,490	$14,490	$14,646
Issued on exercise of stock options and deferred share units	—	77	77	69
Purchase and cancellation	—	(64)	(64)	(122)

Balance, March 31	$—	$14,503	$14,503	$14,593

Contributed surplus
Balance, January 1	$—	$93	$93	$102
Exercise of stock options	—	(17)	(17)	(12)
Stock option expense	—	6	6	8

Balance, March 31	$—	$82	$82	$98

Retained earnings
Balance, January 1	$157	$11,918	$12,075	$10,568
Net income (loss)	(6)	956	950	800
Preferred share dividends	—	(7)	(7)	(1)
Common share dividends	—	(277)	(277)	(210)
Purchase and cancellation of common shares	—	(191)	(191)	(260)

Balance, March 31	$151	$12,399	$12,550	$10,897

Currency translation account
Balance, January 1	$—	$(3,215)	$(3,215)	$(2,215)
Change during the period	—	56	56	(74)

Balance, March 31	$—	$(3,159)	$(3,159)	$(2,289)

Total retained earnings and currency translation account	$151	$9,240	$9,391	$8,608

Total equity	$151	$24,463	$24,614	$23,643

The accompanying notes to consolidated financial statements are an integral part of these statements.

Manulife Financial Corporation – 2006 Q1 Report	12

Consolidated Statements of Cash Flows

For the three months ended March 31
(Canadian $ in millions, unaudited)	2006	2005

Operating activities
Net income	$950	$800
Adjustments for non-cash items in net income:
Increase in actuarial liabilities, excluding John Hancock Institutional Fixed products	875	443
Amortization of net realized and unrealized gains on investments	(299)	(216)
Amortization of premium/discount and mark to market adjustments	72	120
Other amortization	59	54
Future income tax expense	234	209
Provisions on investments	—	58
Stock-based compensation expense	6	8
Non-controlling interest in subsidiaries	5	4

Net income adjusted for non-cash items	$1,902	$1,480
Changes in policy related and operating receivables and payables	(356)	(176)

Cash provided by operating activities	$1,546	$1,304

Investing activities
Purchases and mortgage advances	$(18,471)	$(16,744)
Disposals and repayments	17,250	15,870

Cash used in investing activities	$(1,221)	$(874)

Financing activities
Decrease in repurchase agreements and securities sold but not yet purchased	$(380)	$(349)
Issue of long-term debt	351	—
Repayment of long-term debt	(252)	(17)
Net redemptions in John Hancock Institutional Fixed products	(1,490)	(1,609)
Bank deposits, net	418	163
Capital from joint venture partner	7	—
Consumer notes issued, net	8	93
Preferred share dividends	(7)	(1)
Common share dividends	(277)	(210)
Funds borrowed (repaid), net	(34)	(394)
Purchase and cancellation of common shares	(255)	(382)
Common shares issued on exercise of options	60	57
Preferred shares issued, net	294	344

Cash used in financing activities	$(1,557)	$(2,305)

Cash and short-term investments
Decrease during the period	$(1,232)	$(1,875)
Currency impact on cash and short-term investments	19	1
Balance, January 1	8,594	8,181

Balance, March 31	$7,381	$6,307

Cash and short-term investments
Beginning of period
Gross cash and short-term investments	$9,055	$8,517
Net payments in transit, included in other liabilities	(461)	(336)

Net cash and short-term investments, beginning of period	$8,594	$8,181

End of period
Gross cash and short-term investments	$7,924	$6,878
Net payments in transit, included in other liabilities	(543)	(571)

Net cash and short-term investments, March 31	$7,381	$6,307

The accompanying notes to consolidated financial statements are an integral part of these statements.

Manulife Financial Corporation – 2006 Q1 Report	13

Segregated Funds
Consolidated Statements of Net Assets

As at	March 31	December 31	March 31
(Canadian $ in millions, unaudited)	2006	2005	2005

Investments, at market values
Cash and short-term investments	$2,564	$2,661	$1,985
Bonds	11,387	11,651	8,136
Stocks	134,982	123,060	108,923
Other investments	3,690	3,816	2,182
Accrued investment income	83	96	83
Other liabilities, net	(848)	(923)	(495)

Total segregated funds net assets	$151,858	$140,361	$120,814

Composition of segregated funds net assets:
Held by policyholders	$151,204	$139,695	$120,509
Held by the Company	358	361	305
Held by other contract holders	296	305	—

Total segregated funds net assets	$151,858	$140,361	$120,814

Segregated Funds
Consolidated Statements of Changes in Net Assets

For the three months ended March 31
(Canadian $ in millions, unaudited)	2006	2005

Additions
Deposits from policyholders	$9,706	$7,433
Net realized and unrealized investment gains (losses)	5,685	(1,505)
Interest and dividends	825	541
Net transfers from general fund	116	160
Currency revaluation	269	265

Total additions	$16,601	$6,894

Deductions
Payments to policyholders	$4,553	$3,513
Management and administrative fees	551	457

Total deductions	$5,104	$3,970

Net additions for the period	$11,497	$2,924
Segregated funds net assets, beginning of period	140,361	117,890

Segregated funds net assets, March 31	$151,858	$120,814

The accompanying notes to consolidated financial statements are an integral part of these statements.

Manulife Financial Corporation – 2006 Q1 Report	14

Notes to the Summary Consolidated Financial Statements
(Canadian $ in millions unless otherwise stated, unaudited)
N O T E 1   Significant Accounting Policies
Manulife Financial Corporation (“MFC” and, together with its subsidiaries, the “Company”) is a publicly traded stock life insurance company and the holding company of The Manufacturers Life Insurance Company (“MLI”), a Canadian domiciled life insurance company, and John Hancock Financial Services, Inc. (“JHF”), the holding company of a United States financial services group.
These Summary Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and the accounting requirements of the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”), and follow the same accounting policies and methods described in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2005. None of the accounting requirements of OSFI is an exception to Canadian GAAP. Under Canadian GAAP, additional disclosures are required in annual financial statements and accordingly, these Summary Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2005 and the accompanying notes included on pages 100 to 145 of the Company’s 2005 Annual Report.
N O T E 2   Changes in Accounting Policies and Newly Issued Accounting Pronouncements
Financial instruments
In January 2005, the CICA issued new accounting standards comprising CICA Handbook sections 3855 “Financial Instruments — Recognition and Measurement,” 3865 “Hedges,” 1530 “Comprehensive Income,” and 3251 “Equity,” all of which will become effective for the Company beginning January 1, 2007. As well, the CICA reissued accounting standard section 4210 “Life Insurance Enterprises — Specific Items” as section 4211, which will become effective for the Company beginning January 1, 2007, and will require life insurance enterprises to account for financial assets and liabilities and freestanding and embedded derivatives in accordance with the new financial instruments section.
The standards require that all financial assets be classified as trading, available for sale, held to maturity, or loans and receivables. In addition, the standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans, receivables, and investments intended to be, and classified as, held to maturity, which should be measured at amortized cost.
Changes in the fair value of trading securities will be reported in earnings, while changes in the fair value of available-for-sale securities will be reported within other comprehensive income, until the financial asset is disposed of or becomes impaired, at which time it will be recognized in income.
Similarly, the standards require that all financial liabilities, other than actuarial liabilities, be measured at fair value when they are classified as held for trading or are derivatives. Other financial liabilities should be measured at cost.
The standards permit an entity to designate certain financial instruments, on initial recognition, as ones that will be measured at fair value with gains and losses recognized in net income in the period in which they arise.
Derivatives will be classified as trading, unless they are specifically designated within an effective hedging relationship. The standards permit three types of hedging relationships: fair value hedges, cash flow hedges, and hedges of net investments in self-sustaining foreign operations. For fair value hedges, the effective portion of changes in the fair value of the derivative instruments is offset in earnings by the changes in fair value, attributed to the risk being hedged in the underlying asset, liability or firm commitment. For cash flow hedges and hedges of net investments in self-sustaining foreign operations, the effective portion of changes in fair value of derivative instruments is offset through other comprehensive income, until the variability in cash flows being hedged is recognized in earnings in a

Manulife Financial Corporation – 2006 Q1 Report	15

future accounting period or upon derecognition of the net investment. Where a derivative instrument is designated as a hedge and meets the criteria for hedge effectiveness, earnings offsets are available, as discussed above, but only to the extent that the hedge is effective. Any ineffectiveness in a hedging relationship will be recognized in current earnings.
Accumulated other comprehensive income will be included on the consolidated balance sheets as a separate component of shareholders’ equity (net of tax) and will include net unrealized gains and losses on available-for-sale securities, net unrealized gains and losses on derivative instruments designated within an effective cash flow hedge, and unrealized foreign currency translation gains and losses and offsetting hedges on self-sustaining foreign operations and minimum pension liability adjustments.
The Company is currently evaluating the impact of adopting these standards.
N O T E 3   Business Combination with John Hancock Financial Services, Inc.
Effective April 28, 2004, the Company completed a merger with JHF under which MFC became the beneficial owner of all of the outstanding common shares of JHF that were not already beneficially owned by the Company as general fund assets, and JHF became a wholly owned subsidiary of MFC.
During the second quarter of 2005, the purchase equation with respect to the JHF acquisition was adjusted and finalized and, as a result, goodwill was increased by $407.
N O T E 4   Restructuring Costs
Following the acquisition of JHF on April 28, 2004, the Company developed a plan to restructure and integrate the operations of JHF with its consolidated subsidiaries. During the three months ended March 31, 2006, the Company incurred restructuring costs of $15 (2005 — $62). Of this amount, $14 (2005 — $13) was applied to the restructuring accrual established in the purchase equation and $1 ($1 after tax) was recorded in general expenses (2005 — $49, $35 after tax). The balance of the restructuring accrual at March 31, 2006 was $56 (2005 — $112).
N O T E 5   Policy Liabilities
The net impact of changes in valuation methods and assumptions was a reduction in policy liabilities of $49 for the three months ended March 31, 2006 (2005 — reduction of $10). This amount was reported in the Corporate and Other segment.
Changes for 2006 primarily related to refinements to asset cash flow projections in U.S. businesses that resulted in reductions to policy liabilities. There were similar smaller reductions to policy liabilities in Canada from asset cash flow projection refinements, offset by the impact of a refinement to liability cash flow projections for the Affinity Markets disability business in Canada.
Changes for 2005 related to measurement of investment risk return in Japan and the U.S. wealth management businesses resulted in a reduction in policy liabilities, partially offset by more conservative equity modeling and mortality assumptions in Japan as well as changes in timing of fee income for U.S. variable annuity guarantees.

Manulife Financial Corporation – 2006 Q1 Report	16

N O T E 6   Long-term Debt

As at March 31	2006	2005

Senior debt
5.625% Notes payable U.S. dollar	$605	$636
4.67% Medium term notes (1)	350	—
Other notes payable	468	589
Subordinated notes
7.875% U.S. dollar (2)	—	252
5.70% Canadian dollar (3)	—	250
6.24% Canadian dollar	550	550
Surplus notes U.S. dollar	580	625

Total long-term debt	$2,553	$2,902

(1)	Issued on March 28, 2006. The notes bear interest at a fixed rate of 4.67%, payable semi-annually, mature March 28, 2013 and are redeemable in whole or in part by MFC at any time.
(2)	Repaid at maturity on April 15, 2005.
(3)	Redeemed at par plus accrued and unpaid interest to the date of redemption on February 16, 2006.
N O T E 7   Share Capital
a) Preferred shares
On February 18, 2005, MFC issued 14 million Class A Shares, Series 2 (“Series 2 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $350. The Series 2 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.65% per Series 2 Preferred Share. With regulatory approval, the Series 2 Preferred Shares may be redeemed by MFC on or after March 19, 2010, in whole or in part, at declining premiums that range from $1.00 to nil per Series 2 Preferred Share, by payment of cash.
On January 3, 2006, MFC issued 12 million Class A Shares, Series 3 (“Series 3 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $300. The Series 3 Preferred Shares are non-voting and entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.50% per Series 3 Preferred Share. With regulatory approval, the Series 3 Preferred Shares may be redeemed by MFC on or after March 19, 2011, in whole or in part, at declining premiums that range from $1.00 to nil per Series 3 Preferred Share, by payment of cash.
b) Common shares
On November 3, 2005, the Toronto Stock Exchange (the “Exchange”) accepted MFC’s filing of notice of intention to make a normal course issuer bid during the 12-month period commencing November 9, 2005. Under this bid, MFC may repurchase up to 50 million of its common shares, representing approximately 6.3% of common shares outstanding. MFC is also limited to purchasing up to 2% of its outstanding common shares in any 30-day period under this bid. During the three months ended March 31, 2006, MFC purchased and subsequently cancelled 3.5 million of its common shares pursuant to this normal course issuer bid at a cost of $255. As at March 31, 2006, 4.2 million common shares had been purchased pursuant to this bid at a total cost of $303.
All transactions under the normal course issuer bid were and will be executed on the Exchange at prevailing market prices (or, with the Exchange’s approval, off the Exchange) in amounts and at times determined by MFC, subject to compliance with applicable law and regulations. Any common shares purchased as part of the bid will be cancelled.
As at March 31, 2006, there were 19 million outstanding stock options and deferred share units (2005 — 23 million).

Manulife Financial Corporation – 2006 Q1 Report	17

Number of Common Shares (in millions)	2006	2005

Balance, January 1	792	808
Issued on exercise of stock options and deferred share units	2	2
Normal course issuer bids — purchase for cancellation	(4)	(7)

Balance, March 31	790	803

N O T E 8   Employee Future Benefits
The Company maintains a number of pension and benefit plans for its eligible employees and agents. Information about the Company’s benefit plans, in aggregate, is as follows:

	Pension benefits		Other employee benefits
For the three months ended March 31	2006	2005	2006	2005

Defined benefit plan expense	$8	$5	$8	$9
Defined contribution plan expense	14	15	—	—

Total	$22	$20	$8	$9

N O T E 9   Contingencies
a) Legal proceedings
The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer. In addition, government and regulatory bodies in Canada, the United States and Asia regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers. The Company does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on its consolidated financial position or results of operations.
b) Proceeds
Pursuant to agreements with the administrators of Daihyaku Mutual Life Insurance Company (“Daihyaku”) with respect to the April 2, 2001 purchase of a closed block of business in Japan, the Company was entitled to a contingent receivable related to the proceeds from the wind-up of the insolvent estate of Daihyaku. On March 29, 2005, the Company received the contingent receivable of $89 ($57 after tax). This amount has been recorded in other revenue in the Corporate and Other segment.
c) Accident reinsurance disputes
The Company entered into a number of reinsurance arrangements in respect of personal accident insurance and the occupational accident component of workers compensation insurance. Under these arrangements, the Company both assumed risks as a reinsurer, and also passed substantial portions of these risks on to other companies. The Company is engaged in disputes, including a number of legal proceedings, in respect of this business and has provided adequately for the exposure.
N O T E 10   Segmented Information
The Company provides a wide range of financial products and services, including individual life insurance, long-term care insurance, group life and health insurance, pension products, annuities and mutual funds. These services are provided to individual and group customers in the United States, Canada, Asia and Japan. The Company also provides investment management services with respect to the general fund assets of the Company, segregated and mutual funds as well as to institutional customers. The Company also offers reinsurance services specializing in retrocession and offering products in life, property and casualty.

Manulife Financial Corporation – 2006 Q1 Report	18

The Company’s reporting segments are U.S. Insurance and U.S. Wealth Management, which combine to form the U.S. Division, as well as the Canadian, Asia and Japan and Reinsurance Divisions and the Corporate and Other segment. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market. In the first quarter of 2006, the Company’s U.S. Protection, U.S. Wealth and Guaranteed & Structured Financial Products businesses were reorganized to become the U.S. Insurance and U.S. Wealth Management reporting segments. In the second quarter of 2005, the Company’s Asia Division and Japan Division were combined to become the Asia and Japan Division. Information for prior periods has been restated accordingly.
Certain allocation methodologies are employed in the preparation of segmented financial information. Indirect expenses are allocated to business segments using allocation formulas applied on a consistent basis, while capital is apportioned to the Company’s business segments on a risk-based methodology. The income statement impact of changes in actuarial methods and assumptions (note 5) is reported in the Corporate and Other segment.

		U.S.		Asia
By segment	U.S.	Wealth	Canadian	and Japan	Reinsurance	Corporate
For the three months ended March 31, 2006	Insurance	Management	Division	Division	Division	and Other	Total

Revenue
Premium income
Life and health insurance	$1,341	$—	$1,314	$672	$225	$—	$3,552
Annuities and pensions	—	969	136	18	—	—	1,123

Total premium income	$1,341	$969	$1,450	$690	$225	$—	$4,675
Net investment income	719	715	783	197	51	64	2,529
Other revenue	148	520	163	109	5	76	1,021

Total revenue	$2,208	$2,204	$2,396	$996	$281	$140	$8,225

Interest expense	$9	$40	$60	$12	$1	$93	$215

Income before income taxes	$236	$353	$315	$210	$124	$62	$1,300
Income taxes	(78)	(98)	(83)	(48)	(32)	(11)	(350)

Net income	$158	$255	$232	$162	$92	$51	$950

Segregated funds deposits	$348	$6,222	$1,427	$1,709	$—	$—	$9,706

Goodwill
Balance, beginning of period	$2,704	$2,053	$2,051	$499	$78	$116	$7,501
Change in foreign exchange rates	2	2	—	4	—	—	8

Balance, March 31	$2,706	$2,055	$2,051	$503	$78	$116	$7,509

As at March 31, 2006
Policy liabilities	$42,598	$41,950	$31,485	$13,298	$2,050	$183	$131,564

Total assets	$50,742	$52,000	$45,523	$16,698	$3,468	$13,522	$181,953

Segregated funds net assets held by policyholders	$11,853	$97,483	$25,157	$14,151	$—	$2,560	$151,204

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Reinsurance Division into the different geographic segments to which its business pertains.

Manulife Financial Corporation – 2006 Q1 Report	19

By geographic location			Asia
For the three months ended March 31, 2006	United States	Canada	and Japan	Other	Total

Revenue
Premium income
Life and health insurance	$1,444	$1,325	$672	$111	$3,552
Annuities and pensions	969	136	18	—	1,123

Total premium income	$2,413	$1,461	$690	$111	$4,675
Net investment income	1,451	865	197	16	2,529
Other revenue	725	181	111	4	1,021

Total revenue	$4,589	$2,507	$998	$131	$8,225

		U.S.		Asia
By segment	U.S.	Wealth	Canadian	and Japan	Reinsurance	Corporate
For the three months ended March 31, 2005	Insurance	Management	Division	Division	Division	and Other	Total

Revenue
Premium income
Life and health insurance	$1,259	$—	$1,258	$678	$271	$—	$3,466
Annuities and pensions	—	600	180	25	—	—	805

Total premium income	$1,259	$600	$1,438	$703	$271	$—	$4,271
Net investment income	694	737	623	155	45	59	2,313
Other revenue	148	442	153	65	8	172	988

Total revenue	$2,101	$1,779	$2,214	$923	$324	$231	$7,572

Interest expense	$6	$43	$38	$10	$—	$97	$194

Income before income taxes	$202	$276	$224	$167	$58	$99	$1,026
Income taxes	(67)	(72)	(41)	(8)	(16)	(22)	(226)

Net income	$135	$204	$183	$159	$42	$77	$800

Segregated funds deposits	$325	$4,522	$1,182	$1,404	$—	$—	$7,433

Goodwill
Balance, beginning of period	$2,756	$1,934	$1,888	$563	$78	$113	$7,332
Change in foreign exchange rates	14	9	—	(18)	1	9	15

Balance, March 31	$2,770	$1,943	$1,888	$545	$79	$122	$7,347

As at March 31, 2005 Policy liabilities	$43,014	$47,812	$30,187	$13,535	$1,983	$(45)	$136,486

Total assets	$51,207	$58,793	$42,223	$16,761	$3,156	$11,728	$183,868

Segregated funds net assets held by policyholders	$10,942	$78,326	$20,218	$8,939	$—	$2,084	$120,509

By geographic location			Asia
For the three months ended March 31, 2005	United States	Canada	and Japan	Other	Total

Revenue
Premium income
Life and health insurance	$1,346	$1,273	$678	$169	$3,466
Annuities and pensions	600	180	25	—	805

Total premium income	$1,946	$1,453	$703	$169	$4,271
Net investment income	1,443	705	156	9	2,313
Other revenue	635	187	157	9	988

Total revenue	$4,024	$2,345	$1,016	$187	$7,572

Manulife Financial Corporation – 2006 Q1 Report	20

N O T E 11	Material Differences Between Canadian and United States Generally Accepted Accounting Principles
The consolidated financial statements of the Company are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from U.S. GAAP. The material differences between U.S. and Canadian GAAP for a life insurance company relate to the treatment of invested assets, deferred acquisition costs and actuarial liabilities. Generally, these differences will result in materially different earnings emergence patterns between statements of operations prepared in accordance with U.S. GAAP as compared to statements of operations prepared in accordance with Canadian GAAP.
a) Condensed Consolidated Balance Sheets

As at	March 31, 2006		December 31, 2005		March 31, 2005

	U.S.	Canadian	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP

Assets
Bonds	$108,638	$104,452	$108,966	$103,315	$110,380	$105,919
Mortgages	27,750	27,845	27,968	28,008	28,869	28,904
Stocks	15,310	9,945	13,114	8,896	10,971	8,864
Real estate	4,165	5,341	4,148	5,279	3,672	4,706
Policy loans	6,191	6,191	6,120	6,120	6,870	6,871
Cash and short-term investments	7,986	7,924	9,099	9,055	6,947	6,878
Bank loans	1,909	1,909	1,806	1,806	1,534	1,548
Other investments	3,611	3,661	4,279	4,448	4,586	4,855

Total invested assets	$175,560	$167,268	$175,500	$166,927	$173,829	$168,545

Other assets
Accrued investment income	$1,660	$1,660	$1,641	$1,639	$1,869	$1,828
Outstanding premiums	585	585	735	735	678	678
Deferred acquisition costs	10,661	—	10,187	—	8,799	—
Reinsurance deposits and amounts recoverable	4,989	—	4,875	—	3,949	—
Goodwill	6,479	7,509	6,472	7,501	6,476	7,347
Intangible assets	1,736	1,736	1,742	1,742	1,813	1,813
Value of business acquired	4,294	—	4,283	—	4,781	—
Miscellaneous	4,726	3,195	5,339	3,266	5,116	3,657

Total other assets	$35,130	$14,685	$35,274	$14,883	$33,481	$15,323

	$210,690	$181,953	$210,774	$181,810	$207,310	$183,868

Segregated funds net assets (1)	143,677	—	133,662	—	116,319	—

Total assets	$354,367	$181,953	$344,436	$181,810	$323,629	$183,868

Segregated funds net assets (1)	$—	$151,858	$—	$140,361	$—	$120,814

(1)	U.S. GAAP terminology is separate accounts.

Manulife Financial Corporation – 2006 Q1 Report	21

a) Condensed Consolidated Balance Sheets (continued)

As at	March 31, 2006		December 31, 2005		March 31, 2005

	U.S.	Canadian	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP

Liabilities and equity
Policy liabilities	$159,100	$131,564	$158,122	$132,049	$156,718	$136,486
Deferred realized net gains	—	4,574	—	4,476	—	3,820
Bank deposits	5,890	5,890	5,911	5,911	4,570	4,570
Consumer notes	2,912	2,912	2,900	2,900	2,983	2,983
Future income tax liability	2,068	1,563	2,392	1,337	1,682	1,199
Other liabilities	8,066	6,169	8,613	6,784	8,752	6,183

	$178,036	$152,672	$177,938	$153,457	$174,705	$155,241
Long-term debt	2,548	2,553	2,480	2,457	2,918	2,902
Liabilities for preferred shares and capital instruments	1,911	1,911	1,922	1,922	1,940	1,940
Non-controlling interest in subsidiaries	239	203	217	187	139	142
Segregated funds net liabilities (1)	143,677	—	133,662	—	116,319	—
Common shares, preferred shares, retained earnings, contributed surplus and currency translation account	25,868	24,614	25,206	23,787	25,124	23,643
Accumulated effect of comprehensive income on equity	2,088	—	3,011	—	2,484	—

Total liabilities and equity	$354,367	$181,953	$344,436	$181,810	$323,629	$183,868

Segregated funds net liabilities(1)	$—	$151,858	$—	$140,361	$—	$120,814

(1)	U.S. GAAP terminology is separate accounts.

Manulife Financial Corporation – 2006 Q1 Report	22

b) Condensed Consolidated Statements of Operations

For the three months ended March 31	2006		2005

	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP

Revenue
Premium income	$2,940	$4,675	$2,723	$4,271
Net investment income	2,566	2,529	2,560	2,313
Fee income and other revenue	1,428	1,021	1,293	988

Total revenue	$6,934	$8,225	$6,576	$7,572

Policy benefits and expenses
Policyholder benefits	$4,195	$4,884	$3,695	$4,625
Commissions and general expenses	1,011	1,755	1,046	1,654
Amortization of deferred acquisition costs and value of business acquired	344	—	263	—
Other	290	286	261	267

Total policy benefits and expenses	$5,840	$6,925	$5,265	$6,546

Income before income taxes and change in accounting policy	$1,094	$1,300	$1,311	$1,026
Income taxes	(307)	(350)	(338)	(226)

Net income	$787	$950	$973	$800

Weighted average number of common shares outstanding (in millions):
Basic	792	792	806	806
Diluted	800	800	814	814
Earnings per share:
Basic	$0.99	$1.20	$1.21	$0.99
Diluted	$0.98	$1.19	$1.20	$0.98

Manulife Financial Corporation – 2006 Q1 Report	23

c) Reconciliation of Canadian GAAP net income and equity to U.S. GAAP net income, comprehensive income and equity

		Net income		Equity

For the three months ended March 31	2006	2005	2006	2005

Net income and equity determined in accordance with Canadian GAAP	$950	$800	$24,614	$23,643
Bonds	(7)	163	4,431	4,008
Mortgages	8	2	140	83
Stocks	(97)	(17)	1,886	1,953
Real estate	(39)	(36)	(1,070)	(925)
Other investments	15	56	600	373
Actuarial liabilities and policy amounts on deposit	(626)	(337)	(14,373)	(11,701)
Value of business acquired	(44)	(61)	(925)	(603)
Deferred acquisition costs	518	455	11,314	9,070
Deferred revenue	59	17	(298)	(509)
Other reconciling items	(1)	(1)	(23)	24
Future income taxes (1)	51	(68)	(458)	(322)
Change in accounting policy, net of income taxes	—	—	30	30

Net income and equity determined in accordance with U.S. GAAP	$787	$973	$25,868	$25,124
Effect of unrealized gains and losses on available-for-sale bonds and stocks:
Bonds	(1,933)	(1,068)	1,282	3,056
Stocks	457	(20)	2,450	1,355
Actuarial liabilities	343	289	(1,215)	(1,142)
Deferred acquisition costs	(73)	143	(354)	(279)
Deferred revenue	(19)	(11)	(15)	12
Value of business acquired	50	60	93	7
Other	—	(17)	(191)	(67)
Future income taxes (1)	417	181	(339)	(805)
SFAS 133 adjustments	(165)	84	377	347
Foreign currency translation	53	(79)	—	—

Comprehensive income and equity determined in accordance with U.S. GAAP	$(83)	$535	$27,956	$27,608

(1)	U.S. GAAP terminology is deferred income taxes.
d) Business combination with John Hancock Financial Services, Inc.
Effective April 28, 2004, the Company completed a merger with JHF under which MFC became the beneficial owner of all the outstanding common shares of JHF, that were not already beneficially owned by the Company as general fund assets, and JHF became a wholly owned subsidiary of MFC.
The purchase equation with respect to the JHF acquisition was adjusted during the second quarter of 2005 to reflect various items impacting goodwill. The adjustments have increased goodwill under U.S. GAAP by $624 to $6,678.
e)	Information Provided in Connection with the Fixed Investment Option of the Deferred Annuity Contracts Issued by John
Hancock Variable Life Insurance Company and the SignatureNotes Issued by John Hancock Life Insurance Company
The following condensed consolidating financial information, presented in accordance with U.S. generally accepted accounting principles, and the related disclosure have been included in these financial statements in compliance with Regulation S-X of the United States Securities and Exchange Commission

Manulife Financial Corporation – 2006 Q1 Report	24

(the “Commission”) and in accordance with Rule 12h-5 of the Commission, as these financial statements are incorporated by reference in the registration statements of MFC and its subsidiaries that are described below and which relate to MFC’s guarantee of certain securities issued and to be issued by its subsidiaries.
Effective April 28, 2004, a newly formed wholly owned subsidiary of MFC merged with JHF with the result that MFC became the beneficial owner of all of the outstanding common stock of JHF, and JHF became a wholly owned subsidiary of MFC. See note 3. As a result of the merger, John Hancock Variable Life Insurance Company (the “Variable Company”) and John Hancock Life Insurance Company (the “Life Company”), two wholly owned subsidiaries of JHF, became indirect wholly owned subsidiaries of MFC. The results of JHF’s operations have not been included in these condensed consolidated financial statements for periods prior to the merger.
The Variable Company sells deferred annuity contracts that feature a market value adjustment that are registered with the Commission. The deferred annuity contracts contain variable investment options and fixed investment period options. The fixed investment period options enable the participant to invest fixed amounts of money for fixed terms at fixed interest rates, subject to a market value adjustment if the participant desires to terminate a fixed investment period before its maturity date. The annuity contract provides for the market value adjustment to keep the parties whole with respect to the fixed interest bargain for the entire fixed investment period. The Variable Company refers to these fixed investment period options that contain a market value adjustment feature as “MVAs.”
On December 30, 2002, JHF fully and unconditionally guaranteed the Variable Company’s obligation to pay amounts due under any MVA that was outstanding on or following such date on transfer, withdrawal, surrender, maturity or annuitization of such MVA. On June 29, 2005, the Commission declared effective a joint registration statement filed by MFC and the Variable Company relating to MVAs to be sold on or after June 29, 2005, the payment of which will be fully and unconditionally guaranteed by MFC. MFC also guaranteed the payment obligations of the Variable Company under then outstanding MVAs. JHF will continue to guarantee MVAs that were outstanding before June 29, 2005, and JHF and MFC will be jointly and severally liable under such guarantees. However, JHF will not guarantee MVAs issued on or after June 29, 2005.
The Life Company sells medium term notes to retail investors under its SignatureNotes program. The SignatureNotes are also registered with the Commission. On July 8, 2005, the Commission declared effective a joint registration statement filed by MFC and the Life Company relating to SignatureNotes to be issued by the Life Company on or after July 8, 2005, the payment of which will be fully and unconditionally guaranteed by MFC. MFC also guaranteed the payment obligations of the Life Company under then outstanding SignatureNotes.
MFC’s guarantees of the SignatureNotes and MVAs are unsecured obligations of MFC, and are subordinated in right of payment to the prior payment in full of all other obligations of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking equally in right of payment with or subordinate to MFC’s guarantees of the SignatureNotes and MVAs.
The laws of the State of New York and the Commonwealth of Massachusetts govern MFC’s guarantees of the SignatureNotes and MVAs, respectively, and MFC has consented to the jurisdiction of the courts of such jurisdictions. However, because a substantial portion of MFC’s assets are located outside the United States, the assets of MFC located in the United States may not be sufficient to satisfy a judgment given by a federal or state court in the United States to enforce the subordinate guarantees. In general, the federal laws of Canada and the laws of the Province of Ontario, where MFC’s principal executive offices are located, permit an action to be brought in Ontario to enforce such a judgment provided that such judgment is subsisting and unsatisfied for a fixed sum of money and not void or voidable in the United States and a Canadian court will render a judgment against MFC in a certain dollar amount, expressed in Canadian dollars, subject to customary qualifications regarding fraud, violations of public policy, laws limiting the enforcement of creditor’s rights and applicable statutes of limitations on judgments. There is currently no public policy in effect in the Province of Ontario that would support avoiding the recognition and enforcement in Ontario of a judgment of a New York or Massachusetts court on MFC’s guarantees of the SignatureNotes and MVAs, respectively.

Manulife Financial Corporation – 2006 Q1 Report	25

The assets of MFC and JHF consist primarily of the outstanding capital stock of their subsidiaries and investments in other international subsidiaries. Each company’s cash flows primarily consist of dividends from its operating subsidiaries, offset by expenses and shareholder dividends and stock repurchases for MFC, and dividends to MFC and operating expenses for JHF. As a holding company, each company’s ability to meet its cash requirements, including, but not limited to, paying any amounts due under its guarantees, substantially depends upon dividends from its operating subsidiaries.
These subsidiaries are subject to certain regulatory restrictions under laws in Canada, the United States and certain other countries, which may limit their ability to pay dividends or make contributions or loans to MFC or JHF, as applicable. For example, some of MFC’s subsidiaries are subject to restrictions prescribed by the Insurance Companies Act (Canada) (the “ICA”) on their ability to declare and pay dividends. The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing the company is, or the payment of the dividend would cause the company to be, in contravention of any regulation under the ICA regarding the maintenance by life insurance companies of adequate capital and adequate and appropriate forms of liquidity or any direction to the company made by the Superintendent of Financial Institutions (Canada) (the “Superintendent”) pursuant to subsection 515(3) of the ICA regarding its capital or liquidity. Dividends exceeding retained net income for the two preceding financial years plus net income for the year to the day of declaration of the dividend require approval of the Superintendent. There is currently no direction against paying a dividend that is applicable to any of MFC’s subsidiaries that are subject to the ICA. The ICA also requires an insurance company to notify the Superintendent of the declaration of a dividend at least ten days prior to the date fixed for its payment.
In the United States, insurance laws in Michigan, Delaware, New York, Massachusetts and Vermont, the jurisdictions in which certain U.S. insurance company subsidiaries of MFC and JHF are domiciled, impose general limitations on the payment of dividends and other upstream distributions or loans by these insurance subsidiaries. These laws prohibit the payment of dividends or other distributions or loans to shareholders which may result in the failure to maintain adequate capital and liquidity levels, either by imposing specific financial tests that must be met in order for dividends or other distributions to be paid without regulatory consent or by giving the state insurance regulator broad discretion to disapprove any proposal to pay a dividend or other distribution.
In Asia, the insurance laws of the jurisdictions in which MFC and JHF operate either provide for specific restrictions on the payment of dividends or other distributions or loans by subsidiaries or impose solvency or other financial tests, which could affect the ability of subsidiaries to pay dividends in certain circumstances.
Generally, there can be no assurance that any current or future regulatory restrictions in Canada, the United States or Asia will not impair each of MFC’s or JHF’s ability to meet its cash requirements, including, but not limited to, paying any amounts due under its guarantee.
The following condensed consolidating financial information, presented in accordance with U.S. GAAP, is provided in compliance with Regulation S-X of the Commission and in accordance with Rule 12h-5 of the Commission.

Manulife Financial Corporation – 2006 Q1 Report	26

Condensed Consolidating Balance Sheet

	Manulife			John Hancock			Consolidated
	Financial	John Hancock	John Hancock	Variable Life			Manulife
	Corporation	Financial	Life Insurance	Insurance	Other	Consolidation	Financial
As at March 31, 2006	(Guarantor)	Services, Inc.	Company (Issuer)	Company (Issuer)	Subsidiaries	Adjustments	Corporation

Assets
Invested assets	$294	$155	$65,942	$7,080	$102,363	$(274)	$175,560
Investments in unconsolidated subsidiaries	27,942	12,514	3,792	162	—	(44,410)	—
Other assets	1,289	319	13,477	3,345	26,794	(10,094)	35,130
Separate account assets	—	—	12,988	8,961	121,728	—	143,677

Total assets	29,525	12,988	96,199	19,548	250,885	(54,778)	354,367

Liabilities and equity
Policy liabilities and consumer notes	$—	$—	$66,265	$7,172	$91,626	$(3,051)	$162,012
Other liabilities	875	79	4,390	1,079	15,328	(5,727)	16,024
Long-term debt	350	1,334	575	—	2,091	(1,802)	2,548
Liabilities for preferred shares and capital instruments	344	—	—	—	1,567	—	1,911
Non-controlling interest in subsidiaries	—	—	—	—	248	(9)	239
Separate account liabilities	—	—	12,988	8,961	121,728	—	143,677
Shareholders’ equity	27,956	11,575	11,981	2,336	18,297	(44,189)	27,956

Total liabilities and shareholders’ equity	$29,525	$12,988	$96,199	$19,548	$250,885	$(54,778)	$354,367

Manulife Financial Corporation – 2006 Q1 Report	27

Condensed Consolidating Balance Sheet

	Manulife			John Hancock			Consolidated
	Financial	John Hancock	John Hancock	Variable Life			Manulife
	Corporation	Financial	Life Insurance	Insurance	Other	Consolidation	Financial
As at March 31, 2005	(Guarantor)	Services, Inc.	Company (Issuer)	Company (Issuer)	Subsidiaries	Adjustments	Corporation

Assets
Invested assets	$—	$59	$71,004	$6,756	$95,315	$695	$173,829
Investments in unconsolidated subsidiaries	30,171	15,130	4,281	161	—	(49,743)	—
Other assets	148	146	13,709	2,698	25,865	(9,085)	33,481
Separate account assets	—	—	12,783	8,704	94,832	—	116,319

Total assets	$30,319	$15,335	$101,777	$18,319	$216,012	$(58,133)	$323,629

Liabilities and equity
Policy liabilities and consumer notes	$—	$—	$70,682	$6,743	$84,456	$(2,180)	$159,701
Other liabilities	2,367	537	5,037	389	12,335	(5,661)	15,004
Long-term debt	—	1,028	641	—	2,278	(1,029)	2,918
Liabilities for preferred shares and capital instruments	344	—	—	—	2,696	(1,100)	1,940
Non-controlling interest in subsidiaries	—	—	—	—	79	60	139
Separate account liabilities	—	—	12,783	8,704	94,832	—	116,319
Shareholders’ equity	27,608	13,770	12,634	2,483	19,336	(48,223)	27,608

Total liabilities and shareholders’ equity	$30,319	$15,335	$101,777	$18,319	$216,012	$(58,133)	$323,629

Manulife Financial Corporation – 2006 Q1 Report	28

Condensed Consolidating Statement of Operations

				John
			John	Hancock
			Hancock	Variable
	Manulife	John	Life	Life			Consolidated
	Financial	Hancock	Insurance	Insurance			Manulife
For the three months ended	Corporation	Financial	Company	Company	Other	Consolidation	Financial
March 31, 2006	(Guarantor)	Services, Inc.	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Revenue
Premium income	$—	$—	$758	$21	$2,163	$(2)	$2,940
Net investment income	—	6	927	97	1,557	(21)	2,566
Fee income and other revenue	13	3	97	124	1,279	(88)	1,428

Total revenue	$13	$9	$1,782	$242	$4,999	$(111)	$6,934

Policy benefits and expenses
Policyholder benefits	$—	$—	$1,423	$132	$2,640	$—	$4,195
Commissions and general expenses	6	—	16	131	943	(85)	1,011
Amortization of deferred acquisition costs and value of business acquired	—	—	63	5	276	—	344
Other	8	13	79	8	201	(19)	290

Total policy benefits and expenses	$14	$13	$1,581	$276	$4,060	$(104)	$5,840

Income (loss) before income taxes	$(1)	$(4)	$201	$(34)	$939	$(7)	$1,094
Income tax (expense) recovery	(2)	4	(30)	14	(295)	2	(307)

Income (loss) after income taxes	$(3)	$—	$171	$(20)	$644	$(5)	$787
Equity in net income of unconsolidated subsidiaries	790	195	(6)	2	—	(981)	—

Net income	$787	$195	$165	$(18)	$644	$(986)	$787

Manulife Financial Corporation – 2006 Q1 Report	29

Condensed Consolidating Statement of Operations

				John
			John	Hancock
			Hancock	Variable
	Manulife	John	Life	Life			Consolidated
	Financial	Hancock	Insurance	Insurance			Manulife
For the three months ended	Corporation	Financial	Company	Company	Other	Consolidation	Financial
March 31, 2005	(Guarantor)	Services, Inc.	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Revenue
Premium income	$—	$—	$569	$32	$2,124	$(2)	$2,723
Net investment income	—	—	1,129	93	1,337	1	2,560
Fee income and other revenue	11	—	85	110	1,182	(95)	1,293

Total revenue	$11	$—	$1,783	$235	$4,643	$(96)	$6,576

Policy benefits and expenses
Policyholder benefits	$—	$—	$1,096	$117	$2,476	$6	$3,695
Commissions and general expenses	3	—	184	21	922	(84)	1,046
Amortization of deferred acquisition costs and value of business acquired	—	—	46	6	210	1	263
Other	19	9	41	9	200	(17)	261

Total policy benefits and expenses	$22	$9	$1,367	$153	$3,808	$(94)	$5,265

Income (loss) before income taxes	$(11)	$(9)	$416	$82	$835	$(2)	$1,311
Income tax (expense) recovery	3	5	(150)	(26)	(170)	—	(338)

Income (loss) after income taxes	$(8)	$(4)	$266	$56	$665	$(2)	$973
Equity in net income of unconsolidated subsidiaries	981	332	71	—	—	(1,384)	—

Net income	$973	$328	$337	$56	$665	$(1,386)	$973

Manulife Financial Corporation – 2006 Q1 Report	30

Condensed Consolidating Statement of Cash Flows

				John
		John	John	Hancock
	Manulife	Hancock	Hancock Life	Variable Life			Consolidated
	Financial	Financial	Insurance	Insurance			Manulife
For the three months ended	Corporation	Services,	Company	Company	Other	Consolidation	Financial
March 31, 2006	(Guarantor)	Inc.	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Operating activities
Net income	$787	$195	$165	$(18)	$644	$(986)	$787
Adjustments for non-cash items in net income:
Equity in net income of unconsolidated subsidiaries	(790)	(195)	6	(2)	—	981	—
Increase in actuarial liabilities and policy related items	—	—	522	146	939	—	1,607
Net realized investment gains and other investment items	—	—	(27)	(6)	(396)	—	(429)
Capitalized amounts net of amortization of deferred acquisition costs and value of business acquired	—	—	(6)	(68)	(401)	—	(475)
Amortization of premium/discount	—	—	131	12	4	—	147
Other amortization	—	—	3	—	49	—	52
Future income tax expense (recovery)	(3)	(4)	38	(14)	174	—	191
Stock-based compensation	—	—	1	—	5	—	6
Non-controlling interest in subsidiaries	—	—	2	—	8	—	10

Net income (loss) adjusted for non-cash items	$(6)	$(4)	$835	$50	$1,026	$(5)	$1,896
Change in other operating assets and liabilities	66	29	(320)	149	(261)	5	(332)

Cash provided by operating activities	$60	$25	$515	$199	$765	$—	$1,564

Investing activities
Purchase and mortgage advances	$—	$—	$(4,051)	$(815)	$(13,605)	$—	$(18,471)
Disposals and repayments	—	—	4,035	476	12,739	—	17,250
Subscription of preferred shares issued by a subsidiary	(15)	—	—	—	—	15	—

Cash provided by (used in) investing activities	$(15)	$—	$(16)	$(339)	$(866)	$15	$(1,221)

Manulife Financial Corporation – 2006 Q1 Report	31

Condensed Consolidating Statement of Cash Flows (continued)

				John
				Hancock
			John	Variable
	Manulife	John	Hancock Life	Life			Consolidated
	Financial	Hancock	Insurance	Insurance			Manulife
	Corporation	Financial	Company	Company	Other	Consolidation	Financial
For the three months ended March 31, 2006	(Guarantor)	Services, Inc.	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Financing activities
Decrease in repurchase agreements and securities sold but not yet purchased	$—	$—	$—	$—	$(380)	$—	$(380)
Issue of long-term debt	350	—	—	—	1	—	351
Repayment of long-term debt	—	—	—	—	(252)	—	(252)
Redemptions in John Hancock Institutional Fixed products	—	—	(1,490)	—	—	—	(1,490)
Bank deposits, net	—	—	—	—	670	(252)	418
Consumer notes issued, net	—	—	8	—	—	—	8
Preferred share dividends	(7)	—	—	—	—	—	(7)
Common share dividends	(277)	—	—	—	—	—	(277)
Increase in notes payable to subsidiary	889	—	—	—	—	(889)	—
Increase in notes receivable from subsidiary	(817)	—	—	—	—	817	—
Increase in notes payable to parent	—	—	—	—	817	(817)	—
Increase in notes receivable from parent	—	—	—	—	(889)	889	—
Capital from joint venture partner	—	—	—	—	7	—	7
Funds borrowed (repaid), net	—	—	—	—	(34)		(34)
Purchase and cancellation of common shares	(255)	—	—	—	—	—	(255)
Preferred shares issued by a subsidiary	—	—	—	—	15	(15)	—
Common shares issued on exercise of options	60	—	—	—	—	—	60
Preferred shares issued,net	294	—	—	—	—	—	294

Cash (used in) provided by financing activities	$237	$—	$(1,482)	$—	$(45)	$(267)	$(1,557)

Cash and short-term investments
Increase (decrease) during the period	$282	$25	$(983)	$(140)	$(146)	$(252)	$(1,214)
Currency impact on cash and short-term investments	—	—	3	—	16	—	19
Balance, January 1	12	129	1,645	228	6,701	(77)	8,638

Balance, March 31	$294	$154	$665	$88	$6,571	$(329)	$7,443

Cash and short-term investments
Beginning of period
Gross cash and short-term investments	$12	$129	$1,645	$228	$7,162	$(77)	$9,099
Net payments in transit, included in other liabilities	—	—	—	—	(461)	—	(461)

Net cash and short-term investments, January 1	$12	$129	$1,645	$228	$6,701	$(77)	$8,638

End of period
Gross cash and short-term investments	$294	$154	$665	$88	$7,114	$(329)	$7,986
Net payments in transit, included in other liabilities	—	—	—	—	(543)	—	(543)

Net cash and short-term investments, March 31	$294	$154	$665	$88	$6,571	$(329)	$7,443

Manulife Financial Corporation – 2006 Q1 Report	32

Condensed Consolidating Statement of Cash Flows

				John
			John	Hancock
			Hancock	Variable
	Manulife	John	Life	Life			Consolidated
	Financial	Hancock	Insurance	Insurance			Manulife
For the three months ended March 31,	Corporation	Financial	Company	Company	Other	Consolidation	Financial
2005	(Guarantor)	Services, Inc.	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Operating activities
Net income	$973	$328	$337	$56	$665	$(1,386)	$973
Adjustments for non-cash items in net income:
Equity in net income of unconsolidated subsidiaries	(981)	(332)	(71)	—	—	1,384	—
Increase in actuarial liabilities and policy related items	—	—	297	(9)	231	22	541
Net realized investment (gains) losses and other investment items	—	—	(313)	(7)	(186)	1	(505)
Capitalized amounts net of amortization of deferred acquisition costs and value of business acquired	—	—	(5)	(40)	24	1	(20)
Amortization of premium/discount	—	(6)	110	20	14	—	138
Other amortization	—	—	13	—	24	—	37
Future income tax expense (recovery)	(3)	(6)	141	29	160	—	321
Stock-based compensation	—	—	—	—	8	—	8
Non-controlling interest in subsidiaries	—	—	—	—	5	—	5

Net income (loss) adjusted for non-cash items	$(11)	$(16)	$509	$49	$945	$22	$1,498
Change in other operating assets and liabilities	50	395	91	144	(827)	(20)	(167)

Cash (used in) provided by operating activities	$39	$379	$600	$193	$118	$2	$1,331

Investing activities
Purchase and mortgage advances	$—	$—	$(3,180)	$(393)	$(13,148)	$(23)	$(16,744)
Disposals and repayments	—	—	3,848	168	11,825	29	15,870
Cash paid on acquisition of business	—	—	—	—	—	—	—
Capital contribution to unconsolidated subsidiaries	—	(387)	—	—	—	387	—
Subscription of affiliate subordinated debt	(7)	—	—	—	(146)	153	—
Dividends from unconsolidated subsidiary	—	387	—	—	—	(387)	—

Cash (used in) provided by investing activities	$(7)	$—	$668	$(225)	$(1,469)	$159	$(874)

Manulife Financial Corporation – 2006 Q1 Report	33

Condensed Consolidating Statement of Cash Flows (continued)

				John
			John	Hancock
			Hancock	Variable
	Manulife	John	Life	Life			Consolidated
	Financial	Hancock	Insurance	Insurance			Manulife
For the three months ended	Corporation	Financial	Company	Company	Other	Consolidation	Financial
March 31, 2005	(Guarantor)	Services, Inc.	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Financing activities
Decrease in repurchase agreements and securities sold but not yet purchased	$—	$—	$—	$—	$(349)	$—	$(349)
Dividends paid to parent	—	—	(387)	—	—	387	—
Capital contributions received from parent	—	—	387	—	—	(387)	—
Issue of long-term debt, net of repayments	—	—	—	—	136	(153)	(17)
Redemptions in John Hancock Institutional Fixed products	—	—	(1,601)	—	—	(8)	(1,609)
Bank deposits, net	—	—	—	—	164	(1)	163
Consumer notes issued, net	—	—	93	—	—	—	93
Preferred share dividends	(1)	—	—	—	(1)	1	(1)
Common share dividends	(210)	—	—	—	—	—	(210)
Increase in notes payable to subsidiary	658	—	—	—	—	(658)	—
Increase in notes receivable from subsidiary	(498)	—	—	—	—	498	—
Increase in notes payable to parent	—	—	—	—	498	(498)	—
Increase in notes receivable from parent	—	—	—	—	(658)	658	—
Increase in notes receivable from affiliates	—	—	—	—	(241)	241	—
Increase in notes payable to affiliates	—	—	—	—	241	(241)	—
Borrowed funds (repaid), net	—	(351)	—	—	(43)	—	(394)
Purchase and cancellation of common shares	(382)	—	—	—	—	—	(382)
Common shares issued on exercise of options	57	—	—	—	—	—	57
Preferred shares issued by a subsidiary	344	—	—	—	—	—	344
Sale of preferred shares of a subsidiary	—	—	—	—	—	—	—

Cash provided by (used in) financing activities	$(32)	$(351)	$(1,508)	$—	$(253)	$(161)	$(2,305)

Cash and short-term investments
Increase (decrease) during the period	$—	$28	$(240)	$(32)	$(1,604)	$—	$(1,848)
Currency impact on cash and short-term investments	—	—	—	—	1	—	1
Balance, January 1	—	9	977	104	7,133	—	8,223

Balance, March 31	$—	$37	$737	$72	$5,530	$—	$6,376

Cash and short-term investments
Beginning of period
Gross cash and short-term investments	$—	$9	$977	$104	$7,469	$—	$8,559
Net payments in transit, included in other liabilities	—	—	—	—	(336)	—	(336)

Net cash and short-term investments, January 1	$—	$9	$977	$104	$7,133	$—	$8,223

End of period
Gross cash and short-term investments	$—	$37	$737	$72	$6,101	$—	$6,947
Net payments in transit, included in other liabilities	—	—	—	—	(571)	—	(571)

Net cash and short-term investments, March 31	$—	$37	$737	$72	$5,530	$—	$6,376

N O T E 12     Comparatives
Certain comparative amounts have been reclassified to conform with the current period’s presentation.

Manulife Financial Corporation – 2006 Q1 Report	34

Statistical Summary
(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	2006				2005

	Q1	Q4	Q3	Q2	Q1

Net income	$950	$900	$747	$844	$800
Less: net income (loss) attributed to participating policyholders	(6)	(8)	1	5	(1)

Net income attributed to shareholders	$956	$908	$746	$839	$801
Preferred share dividends	(7)	(5)	(4)	(4)	(1)

Net income available to common shareholders	$949	$903	$742	$835	$800

Premiums and deposits:
Life and health insurance premiums	$3,552	$3,748	$3,803	$3,670	$3,466
Annuity and pension premiums	1,123	1,065	1,117	913	805
Segregated fund deposits	9,706	8,844	8,224	7,285	7,433
Mutual fund deposits	2,621	1,603	1,856	1,661	2,288
ASO premium equivalents	575	562	512	549	527
Other fund deposits	365	362	258	355	400

Total premiums and deposits	$17,942	$16,184	$15,770	$14,433	$14,919

Funds under management:
General fund	$167,268	$166,927	$164,187	$170,432	$168,545
Segregated funds	151,204	139,695	131,848	128,472	120,509
Mutual funds	36,736	34,564	33,829	35,137	34,192
Other funds	30,438	30,782	29,754	29,704	26,638

Total funds under management	$385,646	$371,968	$359,618	$363,745	$349,884

Capitalization:
Long-term debt	$2,553	$2,457	$2,460	$2,597	$2,902
Liabilities for preferred shares and capital instruments	1,911	1,922	1,916	1,961	1,940
Non-controlling interest in subsidiaries	203	187	200	148	142
Equity
Participating policyholders’ equity	151	157	165	164	149
Shareholders’ equity
Preferred shares	638	344	344	344	344
Common shares	14,503	14,490	14,485	14,528	14,593
Contributed surplus	82	93	92	97	98
Retained earnings and currency translation account	9,240	8,703	8,280	9,010	8,459

Total capital	$29,281	$28,353	$27,942	$28,849	$28,627

Selected key performance measures:
Basic earnings per common share	$1.20	$1.14	$0.93	$1.05	$0.99
Diluted earnings per common share	$1.19	$1.13	$0.92	$1.04	$0.98
Return on common shareholders’ equity (annualized)	16.3%	15.5%	12.7%	14.3%	14.1%
Book value per common share	$30.15	$29.40	$28.82	$29.64	$28.84
Market value to book value ratio	2.43	2.32	2.15	1.97	2.00
Market capitalization ($ billions)	57.9	54.1	49.2	46.7	46.4
Common shares outstanding (in millions)
End of period	790	792	793	797	803
Weighted average — basic	792	792	796	799	806
Weighted average — diluted	800	800	804	806	814

Manulife Financial Corporation – 2006 Q1 Report	35

Shareholder Information

Manulife Financial Corporation – 2006 Q1 Report	36

Manulife Financial Corporation

Corporate Headquarters
200 Bloor Street East
Toronto, ON Canada M4W 1E5
Tel: (416) 926-3000
Web site: www.manulife.com
Investor Relations
Institutional investors, brokers, security analysts and other investors requiring financial information may contact our Investor Relations Department or access our website at www.manulife.com
Tel: 1-800-795-9767
Fax: (416) 926-3503
e-mail: investor_relations@manulife.com
Shareholder Services
For information or assistance regarding your shareholdings, including changes of address, changes in registration, direct deposit dividends (Canada, United States and Hong Kong), lost certificates, to eliminate duplicate mailings of shareholder material or to receive shareholder material electronically, please contact our Transfer Agents.
Transfer Agent and Register

Contact our Transfer Agent for information regarding your shareholdings, including changes of address, changes in registration, direct deposit of dividends (Canada, United States and Hong Kong), lost certificates, to eliminate duplicate mailings of shareholder material or to receive shareholder material electronically.
Transfer Agent in Canada
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, ON Canada M5C 2W9
Local: 416-643-6268
Toll Free: 1-800-783-9495
Fax: 1-877-713-9291
e-mail: inquiries@cibcmellon.com
CIBC Mellon offices are also available in Montreal, Halifax, Winnipeg, Vancouver and Calgary.
Transfer Agent in the United States
Mellon Investor Services
P.O. Box 3420
South Hackensack, NJ 07606-3420 U.S.A.
Tel: 1-800-249-7702
e-mail: shrrelations@mellon.com
Transfer Agent in Hong Kong
Computershare Hong Kong
Investor Services Limited
46th Floor, Hopewell Centre
183 Queen’s Road East
Wanchai, Hong Kong
Tel: 852-2862-8628
Transfer Agent in the Philippines
The Hong Kong and Shanghai Banking
Corporation Limited
Stock Transfer Department
30/F Discovery Suites
25 ADB Avenue
Ortigas Center, Pasig City
Philippines
Tel: (632) 683-2685
Auditors

Ernst & Young LLP
Chartered Accountants
Toronto, Canada
www.manulife.com
The following Manulife Financial documents are available online at www.manulife.com
•	Annual Report and Proxy Circular

•	Notice of Annual Meeting

•	Shareholder Reports

•	Public Accountability Statement

•	Corporate Governance material

Manulife Financial Corporation – 2006 Q1 Report	37

Ratings

Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth. As at March 31, 2006, Manulife Financial had total capital of Cdn $29.3 billion, including Cdn $23.8 billion of common shareholders’ equity. Manufacturers Life’s financial strength and claims paying ratings are among the strongest in the insurance industry.

A.M. Best	A++	(1st of 16 categories)
Dominion Bond Rating Service	IC-1	(1st of 5 categories)
FitchRatings	AA+	(2nd of 24 categories)
Moody’s	Aa2	(3rd of 21 categories)
Standard & Poor’s	AA+	(2nd of 21 categories)

Common Stock Trading Data

The following values are the high, low and close prices plus the average daily trading volume for Manulife Financial Corporation’s common stock on the Toronto Stock Exchange, the New York Stock Exchange, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the first quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 0945.
As at May 5, 2006, there were 788 million common shares outstanding.

January 1 — March 31, 2006	Toronto	New York	Hong Kong	Philippines
	Canadian $	United States $	Hong Kong $	Philippine Pesos

High	$75.11	$65.41	$506	P	3280
Low	$67.92	$58.07	$454	P	3065
Close	$73.26	$62.77	$498	P	3210
Average Daily Volume (000)	1,433	332	19		1

Manulife Financial Corporation – 2006 Q1 Report	38

Consent to receive documents electronically
Electronic documents available from Manulife Financial
Manulife Financial is pleased to offer Electronic Documents. Access the information when you want, no more waiting for the mail.
The Manulife Financial documents available electronically are:
•	Annual Report and Proxy Circular

•	Notice of Annual Meeting

•	Shareholder Reports

•	Public Accountability Statement

•	Corporate Governance material
These documents will be available to you on our Web site at www.manulife.com at the same time as they are mailed to other shareholders. Documents relating to the annual meeting, including annual reports will be available on the Web site at least until the next version is available.
We will notify you when documents will be available on the Web site and confirm the instructions for accessing the documents at the same time. In the event that the documents are not available on our Web site, paper copies will be mailed to you.
Computer Requirements: To view, download or save the documents, you will need a personal computer with a minimum of 486/33 processor (or Macintosh LCIII) with at least 16 MB of RAM, Windows 3.1, access to an Internet Services Provider with Netscape Navigator 3.0 (or higher) or Microsoft Internet Explorer 3.0 (or higher) and an Acrobat Reader 3.0 (or higher) to read the material. A link will be provided to allow downloading of Acrobat Reader if you do not already have it installed.
  Detach Here
To receive documents electronically when they are available through Manulife Financial’s electronic delivery service, complete this form and return it as indicated.
I have read and understand the statement on the reverse and consent to receive electronically the Manulife Financial documents listed in the manner described. I acknowledge that I have the computer requirements to access the documents that are made available on Manulife Financial’s Web site. I understand that I am not required to consent to electronic delivery and that I may revoke my consent at any time.
Please note: We will contact you by phone only if there is a problem with your email address.
The information provided is confidential and will not be used for any purpose other than that described.

Please Print:

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Contact Phone Number:

Shareholder email Address:

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Date:

Manulife Financial Corporation – 2006 Q1 Report	39